Exhibit 12.1

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(in millions, except Ratio)						Three Months Ended in March 31,
Earnings:	2012	2013	2014	2015	2016	2017
Income from continuing operations
before tax and noncontrolling interest	$1,874	$1,279	$2,039	$1,618	$1,755	$392
Less: Income from equity investees	—	—	—	—	—	—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,874	1,279	2,039	1,618	1,755	392
Add:
Fixed charges (see below)	667	708	727	742	725	292
Amortization of capitalized interest	2	3	1	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	(8)	(6)	(2)	(1)	(1)	—
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	(103)	(128)	(146)	(165)	(144)	(142)
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	—	—	—	—	—	—
Earnings as adjusted	$2,432	$1,856	$2,619	$2,194	$2,335	$542
	—	—	—
Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$499	$523	$533	$526	$541	$141
Add: AFUDC	40	31	25	31	23	6
Interest expenses - net of capitalized interest	539	554	558	557	564	147
Interest capitalized (1)	8	6	2	1	1	—
Interest portion of rental expense (2)	17	20	21	19	16	3
Preferred and preference stock dividend
requirement - pre-tax basis	103	128	146	165	144	142

Total fixed charges	$667	$708	$727	$742	$725	$292

Ratio	3.65	2.62	3.60	2.96	3.22	1.86

(1)	Includes fixed charges associated with Nuclear Fuel.

(2)
Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.